SembCorp Industries

Co Regn No: 199802418D

SUPPL

Rule 12g3-2(b) File No. 825109

23 October 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissi[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07027812

Dear Sirs

**SembCorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Encs

C:jesstan/MasnetAnn/SECltr

SembCorp Marine

Company Registration Number: 196300098Z

**PRESS RELEASE**

***Singapore, October 22, 2007 :*** SembCorp Marine ("SCM") wishes to announce that one of its employees, Mr Wee Sing Guan (Director, Group Finance), entered into various unauthorised foreign exchange transactions (the "Unauthorised Transactions") for the account of one of its wholly owned subsidiaries, Jurong Shipyard Pte Ltd ("JSPL") and misled JSPL and SCM in relation to the Unauthorised Transactions. Mr Wee has been relieved of his duties at the SCM Group and has resigned his directorships in the subsidiaries of SCM, including JSPL.

Steps have been taken to prevent the entry of any further Unauthorised Transactions.

In light of the reasonable prospect of legal proceedings and to enable SCM and JSPL to obtain legal advice with respect to possible claims, as well as any claims by JSPL, in relation to the Unauthorised Transactions, SCM and JSPL have appointed Drew & Napier LLC jointly with Ernst & Young to investigate the Unauthorised Transactions, their nature and the full circumstances under which the Unauthorised Transactions came to be transacted and to work with a special committee of the SCM Board. The special committee shall comprise Mr Tan Tew Han, Chairman of the Audit Committee, Mr Ajaib Haridass, Chairman of the Risk Committee, Mr Ron Foo Siang Guan, member of the Audit and Risk Committees (all of whom are independent directors) and Mr Tang Kin Fei, member of the Risk Committee.

SCM has received mark-to-market information on the foreign exchange transactions from the various banks (each of which has provided information as of different dates). Based on that information, the estimated unrealised loss to JSPL arising from the foreign exchange transactions is in the region of US$165 million if the transactions are valid. This does not include the sum of approximately US$83 million which JSPL paid to one of the banks before the Unauthorised Transactions were discovered.



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